SCHEDULE 2.2(d)

                 MT. TOM PROPERTY AND ASSETS

The Mt. Tom Station is currently a 148,000 kilowatt, single unit, steam turbine power plant, originally built in 1960. The Station is situated on a 140 acre tract of land located along the Connecticut River, in the northern reach of Holyoke, Massachusetts, referred to as parcels 227-5, 226-9, a portion of 64-1, 228-3, 228-6, 228-7, 229-1, 229-2 and a portion of 227-3 on Schedule 2.2(b).

The power plant burns approximately 1,200 tons of coal per day and has on-site storage space for about 150,000 tons of coal. Coal is delivered by rail car. The boiler section is an outdoor structure approximately 163 ft. high.

The Connecticut River provides water for the plant's steam cycle and also provides 900,000 gal. per minute of cooling water every minute.

The assets constituting and/or used at the Mt. Tom Station including, without limitation, all fuel, air emission credits/allowances, microwave tower, pollution control equipment, and FCC licenses, are excluded from the sale.